Exhibit 12(b)

General Electric Company

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

Nine months
ended
September 30,
2009
(Dollars in millions)	(Unaudited)

General Electric Company and consolidated affiliates
Earnings(a)	$7,606
Plus:
Interest and other financial charges included in expense(b)	14,302
One-third of rental expense(c)	437

Adjusted “earnings”	$22,345

Fixed charges:
Interest and other financial charges included in expense(b)	$14,302
Interest capitalized	32
One-third of rental expense(c)	437

Total fixed charges	$14,771

Ratio of earnings to fixed charges	1.51

Preferred stock dividend requirements	$225

Ratio of earnings before provision for income taxes to earnings from continuing operations	0.93

Preferred stock dividend factor on pre-tax basis	$209
Fixed charges	14,771

Total fixed charges and preferred stock dividend requirements	$14,980

Ratio of earnings to combined fixed charges and preferred stock dividends	1.49

(a)	Earnings before income taxes, noncontrolling interests, discontinued operations and undistributed earnings of equity investees.

(b)	Included interest on tax deficiencies.

(c)	Considered to be representative of interest factor in rental expense.